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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4 )*

                              WAYNE BANCORP, INC.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                   944291103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          December 16, 1996
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of thc Act (however, see the Notes).

                                                                 SEC 1746(12-91)
                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.  22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc  oo
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           23,600
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    23,600
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     23,600
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.057
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates II,  L.L.C.  22-3435964
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc  oo
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                           55,700
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    55,700
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     55,700
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.057%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P. 22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                           15,500
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
15,500                              15,500
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     15,500
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .694%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc.. 11-2950925
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   27,600
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            27,600
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     27,600
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                     / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.236%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996 and Amendment #3 filed on October 15, 1996 on behalf of Seidman and Associates, L.L.C. (SAL), Seidman and Associates II, L.L.C. (SALII), Seidman Investment
Partnership  (SIP),  L.P.,  Lawrence  B.  Seidman,   Individually   (Seidman),
Benchmark Partners LP (Partners), The Benchmark Company, Inc. (TBCI), Richard Whitman, Individually (Whitman) and Lorraine Di Paolo (Di Paolo), Individually (collectively, the Reporting Persons) with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the Shares), of Wayne Bancorp, Inc., a Delaware Corporation (the Issuer), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the Schedule 13D. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

         Item 2 is amended as follows: (See Item 6(e) below.)

         (a)      Richard Baer
         (b)      164-A Delancy Street, Newark, NJ 07105
         (c)      Casper Partition Systems, Inc. (Office Equipment)
         (d)      See below.*
         (e)      See below.**
         (f)      U.S.A.

         (a)      Brent G. Wolmer, Esq.
         (b)      500 South Australian Avenue,
                  West Palm Beach, FL 33401
         (c)      Lewis Vegosen Rosenbach & Silver, P.A. (Attorney)
         (d)      See below. (1)
         (e)      See below. (2)
         (f)      U.S.A.

         (a)      Sonia Seidman
         (b)      19 Veteri Place, Wayne, NJ 07470
         (c)      Jans World of Travel, (Travel Agent)
                   Preakness Shopping Center
                  Wayne, NJ 07470
         (d)      See below. (1)
         (e)      See below. (2)
         (f)      U.S.A.

         (a)      Allison Seidman
         (b)      19 Veteri Place, Wayne, NJ 07470
         (c)      Student
         (d)      See below. (1)
         (e)      See below. (2)
         (f)      U.S.A.

         (a)      Erica Seidman
         (b)      19 Veteri Place, Wayne, NJ 07470
         (c)      Student
         (d)      See below. (1)
         (e)      See below. (2)
         (f)      U.S.A.



     (1) None of the above persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (2) None of the above persons, during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons, based upon the advise of counsel, do not believe that the disclosure of the above names is required under the securities laws and regulations. The Reporting Persons therefore make the above disclosures without admitting that same are necessary or required. As disclosed in Item 6, Mr. Seidman has an oral agreement with the above individuals whereby these individuals have agreed to sell and vote the shares as directed by Seidman. Since Seidman does not have a written agreement which details Seidman's agreement with these individuals, someone may allege that these individuals share the power to sell and vote these shares with Seidman. Therefore, in an abudance of caution, Seidman has disclosed the above information without prejudice and without conceding this disclosure is required. The names of

Seidman's clients with written agreements are not included above because the agreements provide that Seidman has the sole power to sell and vote their shares. With reference to Seidman Investment Partnership, L.P.,Mr. Seidman is the sole shareholder, officer and director of Veteri Place Corporation and Veteri Place Corporation is the sole general partner of SIP.

3.       Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 201,000 Shares owned beneficially by the Reporting Persons on December 16, 1996 was approximately $2,424,536.74 (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital, margin accounts and personal funds of the respective partnership and corporate entities, limited liability companies and individual owners.

     The purchases of Common Stock by SAL, SAL II and certain discretionary accounts were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL, SAL II and certain discretionary accounts own other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of December 12, 1996, $447,347.54, $243,950.92 and $442,405.62 were borrowed pursuant to a customary margin agreement by SAL, SAL II and certain discretionary accounts, respectively, from Bear Stearns Securities Corp.

4.       Purpose of Transaction

     The Reporting Persons suggested that the Issuer add Richard Whitman and Dennis Pollack to the Issuer's Board of Directors without the Issuer incurring any addiitonal cost. The Reporting Persons provided the Issuer with Mr. Whitman and Mr. Pollack's resumes. The Issuer has verbally rejected the Reporting Persons' suggestion.

     On or about December 10, 1996, the Reporting Persons, who comprise The Wayne Bancorp, Inc. Committee to Preserve Shareholder Value (the Committee) sent a Stop, Look and Listen letter to the Stockholders of the Issuer. A copy of the letter is attached hereto as Exhibit A and is incorporated herein in its entirety.

     On December 13, 1996, the Reporting Person filed for an Order to Show Cause and a Complaint seeking (a) an Order directing Wayne Bancorp, Inc. to forthwith provide Plaintiffs, or their representatives, with copies of Shareholders' Lists in paper and magnetic tape form; (b) an Order directing that, in the event Wayne

Bancorp, Inc. produces the paper form of the Shareholders' Lists, for copying, same shall be produced in New Jersey and at a place with adequate photocopying facilities that shall be made available to Plaintiffs or their designees, so that they can copy same; (c) an Order directing Wayne Bancorp, Inc. to update the record holder information, which is set forth on the Shareholders' Lists on a daily basis, or at the shortest other reasonable interval available, until the final record date for the Special Meeting of Shareholders; (d) an Order directing that Wayne Bancorp, Inc. shall provide Plaintiffs with the name of each shareholder who has filed a proxy with it or its representative up to three
(3) days after the date Plaintiffs receive the Shareholder' Lists; (e) an Order directing that the Shareholder' Lists delivered to Plaintiffs shall include the so-called NOBO/CEDE/Philadep lists. Wayne Bancorp has agreed to provide the lists, as a result an Order will be entered dissolving the Order to Show Cause and dismissing the Complaint.

5.       Interest in Securities of the Issuer

     (a)(b)(c) As of the close of business on December 16, 1996, the Reporting Persons owned beneficially an aggregate of 201,000 shares of Common Stock, which constituted approximately 9.00% of the 2,231,383 shares of Common Stock outstanding as represented by the Issuer's Proxy Statement dated December 9, 1996.

     Seidman, individually, and with his discretionary authority for the accounts of his wife and children, his clients, and in his capacity as the sole General Partner of SIP and as the Manager of SAL and SALII may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) the 136,650 shares of Common Stock which constituted approximately 6.12% of the Issuer's outstanding Common Stock. In addition, Seidman may be deemed to possess the power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Stock owned beneficially by his wife, two adult children, his clients, SIP, SAL and SALII. Seidman disclaims any pecuniary interest in the Common Stock owned by his wife and two adult daughters. In total Seidman has the right to vote and dispose of 136,650 shares of Common Stock of the Issuer.

     Whitman and Di Paolo, in their capacity as general partners of Partners and officers of TBCI may be deemed to own beneficially (as defined in rule 13d-3 promulgated under the Exchange Act) the 30,000 and 27,600 shares respectively of Common Stock which constituted approximately 2.58% of the Issuer's outstanding Common Stock owned beneficially by Partners and TBCI. Whitman and DiPaolo may be deemed to because of their positions with Partners and TBCI the power to vote or to direct the vote and to dispose of or to direct the disposition of the Common

Stock owned beneficially by Partners and TBCI. In total Whitman and DiPaolo, along with shares owned by their spouses, have the right to vote and dispose of shares of Common Stock of the Issuer, which constituted approximately 64,350 of the Issuer's outstanding Common Stock or 2.88% of the Issuer's outstanding Common Stock.

All the Shares owned by  SBI have been sold to clients of TBCI.

     Mr. Pollack has agreed to act in concert with the Reporting Persons in connection with a Schedule 13D and amendments thereto filed for IBS Financial Corp. (IBSF). The Reporting Persons comprise most of the reporting persons who filed a Schedule 13D and amendments for IBSF (the IBSF reporting person shall hereinafter be referred to as IBSF Reporting Persons). Mr. Pollack was one of two nominees for election to the IBSF Board of Directors proposed by the IBSF Reporting Persons who conducted a proxy contest against IBSF in December 1995. Mr. Pollack has continued to work with the Reporting Persons in connection with IBSF. In an abundance of caution, and without conceding this disclosure is required, the Reporting Persons are disclosing that Mr. Pollack owns 5,500 shares of the Issuer (2,500 shares owned in a joint account with his wife and 3,000 shares owned in Mr. Pollack's personal IRA account), but has not agreed to act in concert with the Reporting Persons. Mr. Pollack has agreed to act in concert with the Reporting Persons if he is placed on the Board of Directors of the Issuer as suggested by the Reporting Persons or the Reporting Persons agree that Mr. Pollack will be one of their nominees if they conduct a proxy contest for the election of directors. The Reporting Persons have not decided whether they will or will not conduct a proxy contest and have not agreed with Mr.
Pollack that he would be one of their nominees if they did conduct a proxy contest. The shares owned by Mr. Pollack are not included in the shares owned by the Reporting Persons.

     The schedule below describes transactions in the Common Stock effected by the Reporting Persons from October 16, 1996 to December 16, 1996. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty
(60) days.

       No of                                        Total
Trade Date     Shares            Price         Cost/(Proceeds)      Entity
==========     ======            =====         ===============      ======
10/17/96       1,500             14.50            21,812.50           SIP
10/17/96       1,000             14.50            14,655.2            TBCI
10/21/96         200             14.75             3,000.00           SEID
11/6/96        3,000             14.375           43,247.50           SEIDII
11/7/96        1,500             13.75            20,687.50           SEIDII
12/13/96       5,000             14.375          (71,875.00)          SBI
12/13/96       5,000             14.375          (71,875.00)          TBCI

(d) N/A
(e) N/A

     The disclosure in Amendment No. 1 to the Schedule 13D which disclosed a 1,000 share purchase on August 8, 1996 was a clerical error.


6. Contracts. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons, based on advice of counsel, do not believe that disclosure of: the names of the limited partners of SIP, the Members of SAL and SAL II; or the respective organization documents; or Mr. Seidman's clients is required under the securities laws and regulations. The Reporting Persons, therefore, make the disclosures that follow without admitting that same are necessary or required. These disclosures are solely made since they were made in connection with a separate Schedule 13D filing for IBS Financial Corp. to avoid unnecessary litigation expense.

     Seidman and Whitman are the only organizers of the Committee and the Reporting Persons are its members.

     All of the below named limited partners, members and persons are passive investors, who will not participate, in any manner, in the proxy contest to be conducted between the Issuer and the Committee.

     A. The limited partners of SIP are: James J. Gallagher, Ph.D.; Kaplus Hanover Associates (Robert Kaplus, General Partner); The Ketron Family Trust DTD 10/20/89 (Russ Ketron, TTEE); Louis M. Rogow, M.D. & Enid Z. Rogow and SAL. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits through Veteri Place Corp.

     B. The members SAL are: Seidman; Sonia Seidman; Seidcal Associates LLC (Brant Cali, Managing Member); Paul Schmidt; and Richard Greenberg. Seidman is entitled to an annual salary of $125,000 and as Manager is entitled to a 5% of the profits earned by SAL.

     C. The members of SAL II are: Sonia Seidman and Seidcal Associates, L.L.C. (Brant Cali, Managing Member). Seidman is entitled to 5% of the profits earned by SAL II.

     D . Seidman's clients are: Jeffrey Greenberg (owns 1,000 Shares) and Steven Greenberg (owns 4,500 Shares). [Seidman has letter agreements with Jeffrey and Steven Greenberg (these agreements are annexed)] and Richard Baer (owns 850 Shares of which 350 are owned in his wife's retirement account over which Mr. Baer exercises discretion) and Brent Wolmer (owns 1,250 Shares). [Seidman has oral agreements with Richard Baer and Brent Wolmer. Under these oral agreements, which are at-will agreements, these owners have agreed to sell and vote their shares as directed by Seidman.]

     F. Sonia Seidman (owns 15,000 shares) is the wife of Seidman. Allison and Erica Seidman are the adult daughters of Seidman. They all have orally agreed to vote and sell the shares as directed by Seidman.

     G. None of the partners of SIP, or members of SAL, or members of SALII own any shares of Issuer except as disclosed herein.

     The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SALII and SIP. In Section
8.1 (d) of the operating agreements for each of SAL and SALII, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of $125,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP (Section 9(a)(i) and Jeffrey Greenberg and Steven Greenberg. In addition, Mr. Seidman also gets management or administrative fees based upon the total assets of SIP and the individual's account. Mr. Seidman's agreements with Steven Greenberg and Jeffrey Greenberg expire on February 15, 1997 and June 15, 1998, respectively.

7.       Material to be filed as Exhibits

         Exhibit A         Stop, Look and Listen Letter

         Exhibit B         Offering Prospectus and Amended and
                           Restated Agreement of Limited Partnership of
                           Seidman Investment Partnership, L.P.,
                           Questionnaire and Amendment #1 to Limited
                           Partnership Certificate of Seidman Investment
                           Partnership, L.P.

         Exhibit C         Operating Agreement for Seidman and
                           Associates, L.L.C.

         Exhibit D         Operating Agreement for Seidman and
                           Associates II, L.L.C.

         Exhibit E         Seidman's Letter Agreements with Clients

                           Jeffrey Greenberg
                           Steven Greenberg

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    /s/ Richard Whitman
                  Date                              Richard Whitman, President
                                                    The Benchmark Company, Inc.

                                                    /s/ Richard Whitman
                  Date                              Richard Whitman, Power of
                                                    Attorney Pursuant to Joint
                                                    Filing Statement Dated
                                                    August 2, 1996